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                                                  OMB APPROVAL
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. *)

                    Provident American Corporation
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)

                              743832107
                            (CUSIP Number)

                      Christopher J. Rupright, Esq.
                     Shartsis Friese & Ginsburg LLP
                     One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
       (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                              July 2, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 743832107                                         Page 2 of 12
Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lynx Capital Group, LLC
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   1,038,680
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,467,120
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,727,120
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.3
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO and IA

CUSIP No. 743832107                                         Page 3 of 12
Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Michael Ashker
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  61,000
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   1,038,680
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   61,000
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,467,120
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,788,120
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

CUSIP No. 743832107                                         Page 4 of 12
Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Van Kasper & Company
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   228,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              228,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     228,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.0
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     BD and CO

CUSIP No. 743832107                                         Page 5 of 12
Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lynx Private Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   229,480
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              917,920
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     917,920
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

CUSIP No. 743832107                                         Page 6 of 12
Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lynx Tech Fund, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   123,300
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              123,300
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     123,300
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

CUSIP No. 743832107                                         Page 7 of 12
Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lynx Healthtech Fund, LLC
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /XX/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   185,900
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              185,900
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     185,900
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO

CUSIP No. 743832107                                         Page 8 of 12
Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Provident American Corporation, a Pennsylvania corporation ("PAC"). The principal executive office of PAC is located at 2500 DeKalb Pike, Norristown, Pennsylvania 19404-0511.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Lynx Capital Group, LLC, a California limited liability company ("LCG"), Van Kasper & Company, a California corporation ("VK"), Lynx Private Partners, L.P. ("LPP") and Lynx Tech Fund, L.P. ("LTF"), both California limited partnerships, Lynx Healthtech Fund, LLC, a California limited liability company ("LHTF"), and Michael Ashker ("Ashker").

     (b) The business address of LCG, LPP, LTF, LHTF and Ashker is 2601 Fair Oaks Boulevard, Sacramento, CA 95864. The business address of VK is 600 California St., Suite 1700, San Francisco, CA 94108-2704.

     (c) LCG is the investment adviser to and a general partner of LPP and LTF, each of which is an investment limited partnership. LCG is the investment adviser to and manager of LHTF, which is an investment limited liability company. Ashker is the sole manager of LCG and a registered representative of VK. VK is a broker-dealer.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Ashker is a citizen of the United States of America.

CUSIP No. 743832107                                         Page 9 of 12
Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds                    Amount

LCG            Funds Under Management (1)         $  553,500.00
LPP            Working Capital                    $2,753,760.00
LTF            Working Capital                    $  941,087.94
LHTF           Working Capital                    $1,115,400.00
VK             Discretionary Brokerage Accounts   $  905,160.00
Ashker         Personal Funds                     $  200,690.00

(1) Consists of funds of LPP, LTF and separate account clients of LCG invested in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Stock for investment purposes. LCG, however, is a consultant to PAC and may influence control of PAC as such a consultant. In addition, Ashker is the president of a division of PAC.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

          Aggregate
          Beneficially
          Owned                    Voting Power        Dispositive Power
Name      Number    Percent   Sole      Shared         Sole      Shared

LCG       1,727,120 15.3          -0-   1,038,680         -0-    1,467,120
ASHKER    1,788,120 15.9       61,000   1,038,680      61,000    1,467,120
VK          228,000  2.0          -0-     228,000         -0-      228,000
LPP         917,920  8.1          -0-     229,480         -0-      917,920
LTF         123,300  1.1          -0-     123,300         -0-      123,300
LHTF        185,900  1.6          -0-     185,900         -0-      185,900

In the past 60 days, the Reporting Persons have made the following transactions in Stock:

On June 15, 1998, members of LHTF contributed 185,900 shares of Stock to
LHTF.

On July 2, 1998, Clemens-Beaver Creek Partners, L.P. became a limited partner of LPP and contributed to LPP options to purchase 917,920 shares of Stock (the "Option"). In connection therewith, LCG, as the general partner of LPP, granted a proxy to Valerie Clemens to vote 688,440 of shares acquired on the exercise of the Option. In addition, LCG may not dispose of the Option or any shares purchased on exercise of the Option, without the consent of Valerie Clemens.

CUSIP No. 743832107                                         Page 10 of 12
Pages


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LCG is the general partner of LTF, pursuant to a limited partnership agreement providing to LCG the authority, among other things, to invest the funds of LTF in Stock, to vote and dispose of Stock and to file this statement on behalf of LTF. Except as described above, LCG is the general partner of LPP, pursuant to a limited partnership agreement providing to LCG the authority, among other things, to invest the funds of LPP in Stock, to vote and dispose of Stock and to file this statement on behalf of LPP. Pursuant to such limited partnership agreements, the general partner of LTF and LPP is entitled to allocations based on assets under management and/or realized and unrealized gains.

Ashker is a registered representative of VK, which has discretion over certain brokerage accounts that are invested in Stock.

LCG is the manager of LHTF, pursuant to a limited liability company agreement providing to LCG the authority, among other things, to invest the funds of LHTF in Stock, to vote and dispose of Stock and to file this statement on behalf of LHTF. Pursuant to such limited liability company agreement, the general partner of LHTF is entitled to allocations based on realized and unrealized gains.

LCG also has investment management agreements with clients that provide to LCG voting and/or dispositive power over Stock and may also provide for an investment management fee.

CUSIP No. 743832107                                         Page 11 of 12
Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    July ___, 1998

LYNX CAPITAL GROUP, LLC                 LYNX PRIVATE PARTNERS, L.P.


By:  /s/ Michael Ashker                 By:  LYNX CAPITAL GROUP, LLC
     Michael Ashker, Manager                 General Partner

                                             By:  /s/ Michael Ashker
                                                  Michael Ashker, Manager

LYNX TECH FUND, L.P.                    VAN KASPER & COMPANY


By:  LYNX CAPITAL GROUP, LLC            By:  /s/ John Chung
                                             John Chung
                                             General Counsel
     By:  /s/ Michael Ashker
          Michael Ashker, Manager

LYNX HEALTHTECH FUND, LLC               /s/ Michael Ashker
                                        Michael Ashker

By:  LYNX CAPITAL GROUP, LLC
     By:  /s/ Michael Ashker
          Michael Ashker, Manager

CUSIP No. 743832107                                         Page 12 of 12
Pages


                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Provident American Corporation. For that purpose, the undersigned hereby constitute and appoint Lynx Capital Group, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    July ___, 1998

LYNX CAPITAL GROUP, LLC                 LYNX PRIVATE PARTNERS, L.P.


By:  /s/ Michael Ashker                 By:  LYNX CAPITAL GROUP, LLC
     Michael Ashker, Manager                 General Partner

                                             By:  /s/ Michael Ashker
                                                  Michael Ashker, Manager

LYNX TECH FUND, L.P.                    VAN KASPER & COMPANY


By:  LYNX CAPITAL GROUP, LLC            By:  /s/ John Chung
                                             John Chung
                                             General Counsel
     By:  /s/ Michael Ashker
          Michael Ashker, Manager

LYNX HEALTHTECH FUND, LLC               /s/ Michael Ashker
                                        Michael Ashker

By:  LYNX CAPITAL GROUP, LLC
     By:  /s/ Michael Ashker
          Michael Ashker, Manager

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